December 30, 2025

Xiangyang Wen
Chief Executive Officer
Infobird Co., Ltd
Room 706, 7/F, Low Block, Grand Millennium Plaza
181 Queen   s Road Central,
Central, Hong Kong

       Re: Infobird Co., Ltd
           Registration Statement on Form F-3
           Filed December 23, 2025
           File No. 333-292415
Dear Xiangyang Wen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Derby at 202-551-3334 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology